SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            HUGHES SUPPLY, INC.
________________________________________________________________
                           (Name of Issuer)


                       Common Stock, $1.00 par value
________________________________________________________________
                      (Title of Class of Securities)


                                444482 10 3
________________________________________________________________
                               (CUSIP Number)

                             Russell V. Hughes
                            Hughes Supply, Inc.
                               P.O. Box 2273
                     20 North Orange Avenue, Suite 200
                          Orlando, Florida  32802
                          Tel. No. (407) 841-4755
________________________________________________________________
                    (Name, Address and Telephone Number
                     of Person Authorized to Receive
                        Notices and Communications)


                             February 16, 1994
________________________________________________________________
                   (Date of Event which Requires Filing
                            of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X].

                      (continued on following page(s))



CUSIP No. 444482 10 3
          . . . . . .
________________________________________________________________

(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons of

                       Russell V. Hughes ###-##-####
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(3)  SEC Use Only  . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(4)  Sources of Funds     00
                       . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(5)  Check if disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . .
________________________________________________________________

(6)  Citizenship or Place of Organization    U.S.A.
                                          . . . . . . . . . . .
________________________________________________________________

Number of      (7)  Sole Voting Power             40,389 shares
Shares Bene-                           . . . . . . . . . . . . .
ficially Owned _________________________________________________
by Each Report-
ing Person With
               (8)  Shared Voting Power          273,516 shares
                                        . . . . . . . . . . . .
               _________________________________________________

               (9)  Sole Dispositive Power        39,155 shares
                                          . . . . . . . . . . .
               _________________________________________________

              (10)  Shared Dispositive Power     274,750 shares
                                            . . . . . . . . . .

                       (continued on following page)


________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      . . . . . . . . . . . . . . . . . . . . . .313,905 shares
________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)    6.7%
                                                       . . . . .
________________________________________________________________

(14) Type of Reporting Person                IN
                             . . . . . . . . . . . . . . . . . .
________________________________________________________________




Item 1.  Security and Issuer.

     The securities which are the subject of this Schedule 13D (this "Schedule") are shares of common stock, $1.00 par value ("Common Stock"), of Hughes Supply, Inc. (the "Issuer") whose principal executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida, 32801.

Item 2.  Identity and Background.

     The following information relates to the person filing this statement:


          (a)  Name; Russell V. Hughes (the "reporting person").

          (b)  Business address; 20 North Orange Avenue
                                 Suite 200
                                 Orlando, Florida  32801

          (c)  Present principal occupation and employment;

               Vice President of the Issuer.

          (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship; United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule is filed for the purpose of reporting the acquisition on February 16, 1994 by the reporting person of shared voting and dispositive power, and, therefore, beneficial ownership, with respect to 211,608 shares (the "Trust Shares") of Common Stock held by the Russell S. Hughes Trust (the "RSH Trust") under Agreement dated September 9, 1970, as amended (the "Trust Agreement"). The acquisition of such beneficial ownership of the Trust Shares increased the reporting person's beneficial ownership of Common Stock to more than five percent of the total outstanding shares.

     Acquisition by the reporting person of voting and dispositive power with respect to the Trust Shares resulted from the death, on February 16, 1994, of Russell S. Hughes (the "Grantor"), grantor of the RSH Trust. Under the terms of the Trust Agreement, after the death of the Grantor, Sun Bank, N.A. (the "Trustee"), as trustee of the RSH Trust, may exercise voting and dispositive powers with respect to the Trust Shares only with the written consent of the reporting person and one other person designated in the Trust Agreement.

     Prior to his death, the Grantor reported his beneficial ownership of the Trust Shares on Schedule 13G, the last such report being Amendment 13 to Schedule 13G dated May 4, 1991. Prior to the date of the Grantor's death his beneficial ownership of Common Stock constituted less than five percent of the outstanding shares as a result of increases in the number of shares of Common Stock outstanding.

     The acquisition of the Trust Shares, when added to the shares of Common Stock already beneficially owned by the reporting person on the acquisition date, increased the reporting person's beneficial ownership of Common Stock to more than five percent of the shares then outstanding.

     The following table sets forth the number of shares of Common Stock beneficially owned by the reporting person upon his acquisition of the Trust Shares and the changes in his beneficial ownership of Common Stock from the date of his acquisition of the Trust Shares until the date of this
Schedule:

                         Shares Beneficially Owned,
                              Acquisitions and
                               (Dispositions)

     Date           Shares Beneficially Owned          Options(1)
     ----           -------------------------          -------
                    Sole           Shared
                    ----           ------
 2/16/94(2)         40,389(2)       61,908(2)           22,625(2)
 2/16/94(3)                        211,608
                    ------         -------              ------
     TOTALS         40,389(4)      273,516(5)           22,625
                    ======         =======              ======
     AGGREGATE AMOUNT REPORTED               313,905
                                             =======
________
(1) Shares subject to unexercised options under Issuer's 1988 Stock Option Plan (the "Option Plan") are reported as owned with sole voting and dispositive power and are included in the amount reported on lines (7) and (9) of Schedule 13.

(2)  Shares beneficially owned on February 16, 1994.

(3) Acquisition of shared voting and dispositive power with respect to Trust Shares upon the death of the Grantor of the RSH Trust.

(4) Includes 22,625 shares subject to unexercised options under the Option Plan. The reporting person has sole voting power with respect to 40,389 shares and sole dispositive power with respect to 39,155 shares, as the 1,234 shares held by the ESOP are subject to shared dispositive power.

(5) The reporting person has shared dispositive power with respect to 274,750 shares and shared voting power with respect to 273,516 shares, as the 1,234 shares held by the ESOP are subject to sole voting power.

     See Item 5 of this Schedule for specific information with respect to the reporting person's respective ownership interests in the shares.

     The change reported in this Schedule did not result from a purchase of securities or from an expenditure of funds or other consideration by the reporting person.

Item 4.  Purpose of Transaction.

     This Schedule is filed for the purpose of reporting the acquisition by the reporting person of shares of Common Stock increasing his share ownership to more than five percent of the total outstanding shares of Common Stock of the Issuer referred to in Item 3 above. With the possible exception of the acquisition by the reporting person, in his individual capacity, of additional shares of Common Stock, upon exercise of options under the Option Plan or otherwise, for investment purposes, or the acquisition of additional shares by the accounts included in the reporting person's beneficial ownership in the course of administering the assets of such accounts for investment purposes, the reporting person does not have any plans or proposals which relate to or result in:

     (a) The acquisition by any person of additional securities of the disposition of securities by the Issuer;

     (b)  Any  extraordinary  corporate  transaction,  such  as  a  merger,
reorganization  or  liquidation,  involving  the  Issuer  or  any   of  its
subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g)  Changes   in  the   Issuer's  charter,   bylaws   or  instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any similar action to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

     (a) The reporting person may be deemed under the provisions of Rule 13(d)-3 to be the beneficial owner of 313,905 shares or 6.7% of the aggregate 4,674,161 shares of Common Stock of the Issuer which, according to the Issuer, were outstanding as of February 16, 1994, the date of the acquisition reported by the reporting person in this Schedule 13D.

     (b) The 313,905 shares of Common Stock which may be deemed to be beneficially owned by the reporting person includes the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition thereof as follows:

     Sole power to vote or direct the vote: 40,389 shares;

     Shared power to vote or direct the vote: 273,516 shares;

     Sole power to dispose or direct the disposition:
     39,155 shares; and

     Shared power to dispose or direct the disposition:
     274,750 shares.

     The shares of Common Stock subject to purchase under unexercised options granted under the Stock Option Plan, 22,625 shares, are included in the number of shares indicated above as owned with sole voting power and sole power of disposition.

     (c) During the sixty day period prior to February 16, 1994, the date on which the reporting person became the beneficial owner of more than five percent of the Issuer's outstanding Common Stock the reporting person did not engage in any transaction or have any change in his beneficial ownership of Common Stock of the Issuer other than as set forth in Item 3 above.

     (d) As to the shares indicated in subparagraph (b) above as being subject to sole voting power, 40,389 shares, such shares are held as follows: 16,530 shares held in a trust account with respect to which the reporting person is the trustee; 1,234 shares held by the ESOP; and 22,625 of such shares are represented by unexercised options under the Option Plan. The shares indicated in subparagraph (b) above as being subject to sole dispositive power, 39,155 shares, includes all of the aforementioned shares except the 1,234 shares held by the ESOP.

          As to the shares indicated in subparagraph (b) as being subject to shared voting power, 273,516 shares, such shares are held as follows:
211,608 shares held by the RSH Trust; 21,263 shares held jointly by the reporting person and his wife; and 40,645 shares held by Hughes, Inc., a Florida corporation of which each of the following persons is a director, executive officer and owner of a one-third equity interest: the reporting person, David H. Hughes and Vincent S. Hughes. Information with respect to each of the foregoing other persons who share voting power with the reporting person is set forth below.

     David H. Hughes: present principal occupation and employment, Chairman of the Board and Chief Executive Officer of the Issuer.

     Vincent S. Hughes; present principal occupation and employment, Vice President of the Issuer.

     The business address of each of the above persons is 20 North Orange Avenue, Suite 200, Orlando, Florida 32801 and each such person is a citizen of the United States of America.

     Neither of the above persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has either of such persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          The shares indicated in subparagraph (b) above as being subject to shared dispositive power, 274,750 shares, includes all of the shares which are owned with shared voting power together with the 1,234 shares held by the ESOP.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships of the nature referred to in the instructions to this item.



           (The remainder of this page intentionally left blank.)



Item 7.  Material to be Filed as Exhibits.

     There are no exhibits filed with or required to be filed with this Amendment in accordance with instructions to this item.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.




     May 25, 1995
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Date


     /s/ Russell V. Hughes
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     SIGNATURE




     RUSSELL V. HUGHES
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Name






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